

March 23, 2011

Via E-mail
Mr. Xie Tao, Chief Executive Officer
Agria Corporation
21/F Tower B, PingAn International Finance Center
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027, People's Republic of China

      Re: **Agria Corporation**
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 29, 2010
              Response Letter dated March 4, 2011
              File No. 001-33766

Dear Mr. Tao:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 40

D. Trend Information, page 57

1.   We note from your response to comment one of our letter dated February 17, 2011 that you do not believe the proposed divestiture of P3A was probable, because it was subject to approval by the audit committee. In Item 7 of your Form 20-F you disclose numerous related party transactions. Please describe to us the number and nature of related party transactions that the audit committee has rejected over the past three years, and explain to us how you considered the audit committee's history in approving related party transactions in determining that its approval of the P3A divestiture was not probable.

2.   We note the audit committee reviewed legal due diligence reports, valuation appraisals from third-party appraisers and financial due diligence by an accounting advisor. Please provide us with a detailed timeline of the preparation of each of these reports and the meetings and resolutions of the audit committee.

Note 3. Investment in PGW, page F-24

3.   We note in your response to comment three of our letter dated February 17, 2011 that you intend to file Rule 3-09 financial statements for PGW at the time of the 20-F and will amend the 20-F/A filed on December 30, 2010 when PGW's financial for the subsequent period is available. Please clarify for us your intentions going forward with respect to the timing of the filing of Rule 3-09 financial statements for PGW, and tell us why you plan to further amend your Form 20-F/A that was filed on December 30, 2010.

                                        *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia Jenkins

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services